Filed by Nuvelo, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ARCA biopharma, Inc.

Commission File No. 333-154839

The following is the transcript of a presentation made by ARCA biopharma, Inc. on January 14, 2009.

CORPORATE PARTICIPANTS

Dick Brewer

ARCA Biopharma—President and CEO

CONFERENCE CALL PARTICIPANTS

Terry Coin

JPMorgan—Analyst

PRESENTATION

Terry Coin—JPMorgan—Analyst

Thank you all for joining us on the third day of the JPMorgan Healthcare conference. My name is [Terry Coin] I’m a biotech analyst here at JPMorgan. It’s my pleasure to introduce Dick Brewer, president and CEO of ARCA biopharma. Thanks.

Dick Brewer—ARCA Biopharma—President and CEO

Thanks Terry. Good morning everybody and thanks for joining us on the third day of the conference. It’s a real pleasure to be here and I just want to take a second and thank JPMorgan for another terrific event this year and it really means a lot to us in this industry. And we really appreciate it a great deal.

I haven’t seen this statement in about 5 years, as a matter of fact — having not been associated with a public company for a little while. The thing that strikes me about this — I’ll just mention briefly — is that I was at a public company presentation yesterday — Forest Labs, matter of fact, and their public company Safe Harbor Statement is exactly half the size, and they are infinitely larger that us. So, there must be some relationship here that I’m missing or maybe it’s just going to remain a mystery, I’m not sure, or maybe it has to do with lawyers. But, in any event, please just take a second to read this, sir. A couple of things that I want to point out, one having to do with a merger with Nuvelo and the timing of that, the progress and completion of that. I’m going to talk about it, obviously, but just take a second to go through a couple of these things, and then we’ll move on.

Last year, about this time, I had the opportunity to introduce ARCA Biopharma as a private company and this year, as this graphic displays, I am introducing a little bit different entity. It’s not a clash of two logos or a clash of personalities or companies. As a matter of fact, the relationship between Nuvelo and ARCA is quite good. The merger itself has been approved by the shareholders. There’s one other element to that merger, having to do with the reverse split that is still in the process of being approved and voted on by the shareholders. And we’re confident that by the 26th of this month that the merger will be complete. And the only reason it’s taking a little longer is because a lot of the shares are held at retail and it’s harder to get to those smaller shareholders.

Of those that have voted, the overwhelming majority have voted in favor of this. There’s not any groundswell of negativity and we’re looking forward to closing this deal pretty soon. Now, ARCA is in the process of pioneering genetically targeted cardiovascular therapies, in particular a drug we call Gencaro, or bucindolol hydrochloride, with a specific companion genetic test, which I’m going to talk about in some detail in just a second.

But, first, we are chronologically quite a young company, having been organized really only about five years ago. And I see Kyle Letkoff in the audience and I want to just take a second and thank Kyle for his founding investment from Boulder Ventures. We appreciate that, Kyle. It’s made a big difference to where we are now.

We are chronologically young, but a very late-stage enterprise. We have a near-term opportunity with Gencaro and the genetic test that goes along with that. This is a major, major market opportunity. There are millions of patients, unfortunately, with heart failure. There’s a half about million new patients coming into this market every year. We have funding as a result of bringing our own funds into this deal and the merger with Nuvelo that will be more than adequate to get us through the so-called value-creating events, which in our case may be a cardio-renal advisory committee, and of course we have a PDUFA date as of May 31, 2009, so our approval is literally six months away from us.

We have a good leadership team in the Company, really at all stratifications. We’ve been there, done this before. My own background is in cardiovascular, with Genentech, and then at Scios, where we launched a drug for acute decompensated heart failure. We’ve hired kind of the same group in the band and we’re going to bring them back together to do this again right here at ARCA, and we think we know how to do it.

As a result of the merger, we have another attractive portfolio product, called NU172, that we like a lot. This is a very short-acting anticoagulant that may have interesting application in CABG surgeries or coronary artery bypass grafting. It’s a product that can be turned on very quickly and turned off very quickly, unlike the heparin-protamine strategies that are employed today.

Now, getting a little bit more granular as to the near-term milestones, we’ve got seven of them. Six of them are coming up right now. In fact, a couple of them have already happened as of last week. The first in the whole process of getting the drug approved, as you all know, and I won’t belabor it, is the submission of our new drug application.

We did that in July of 2008. The FDA has filed this application, which means they are actively reviewing it right now. We intend to complete the merger at the end of this month. LabCorp is our partner in the development of the genetic test that’s integral to our offering, and LabCorp has really been a great partner with this. They have in fact just filed their PMA, or PMA/510K, depending on how you like to think about it, with the agency last week, and we would expect about 180 days for the approval process there.

So if things go as we plan, we should see the Gencaro approval PDUFA date, 31 May, and the potential for the genetic test approval about the same time. And, matter of fact, FDA was interested in us coordinating both of these so that they could happen at the same time, if they’re going to happen.

Now, you see here an anticipated cardio-renal advisory committee meeting, or so-called CRAC committee meeting. We don’t know if that’s going to happen, and we don’t really have anything to say about it. It’s completely up to the FDA. We are somewhat agnostic. If it happens, great. If doesn’t, that’s fine, too.

What’s important for you all to understand is that we are prepared for it. And that’s what you have to do these days. You can’t wait until the FDA calls and says, or writes you and says, we’re going to have a cardio-renal advisory committee and we’ll see you on Tuesday. It doesn’t work that way. We’ve spent months and months and months and many hundreds of thousands of dollars getting ready for this, so that if we are so fortunate, so to say, to have a cardio-renal committee, we are prepared to prosecute this NDA successfully.

We have been, as a group, associated with registries amongst a number of different products and therapeutic categories, and have always found these to be useful to clinicians in whatever particular market we’re in. We intend to launch a genetics and heart failure registry, the first ever of its kind, in the third quarter of this year. And then, if we are approved with our PDUFA date on our around the middle of the year, then we will begin the launch immediately thereafter, but basically do it as quickly as we can, and certainly no later than first quarter of 2010.

So Gencaro, bucindolol hydrochloride, with the companion diagnostic test, is what we’re all about at the moment, so let me just take a few moments to talk about it. This is not your grandfather’s beta blocker, and I want you to understand that.

If this were another beta blocker, I don’t think I’d be standing here talking to you. I really wouldn’t. I don’t think the world needs, necessarily, another one of these. This is completely different, and this has the potential to be the first genetically targeted heart failure drug that happens to be a beta blocker. That, with the companion diagnostic test, makes it a completely unique offering and one that we think is very valuable and our customers tell us they think is very valuable, and I’ll speak to that in a second.

Now, lots of times, when you think about personalized medicine, which is where this is going, one is compelled to think, well, this is probably a small market and a tiny fraction of that market at that. And I want you to be dissuaded of this immediately, because the particular genotype that I’ll be talking about in just a second, is in residence in about half the patients with heart failure. So, with our drug, and with the companion diagnostic test, it’s possible to identify patients who have the potential to respond most favorably to Gencaro, and it’s a large fraction of a large market, which makes this unique in terms of personalized medicine offerings.

In the large BEST trial, B-E-S-T trial, which is our one Phase 3 trial that we’re using to submit our application to the NDA for heart failure indication, there was an analysis of various AEs, or adverse events, and what came out of that analysis was a very strong and statistically significant signal showing that various types of significant arrhythmias were reduced when Gencaro was employed, particularly V-tach, V-fib and atrial fibrillation. Now, that doesn’t mean that we know that this drug works, but it certainly is a big signal here and we intend to go after that in follow-up indications.

So, with Gencaro, we have the drug itself, which is unique because of its ability to interact with certain receptors, which I’ll talk about in a second. Those genetics are well defined, and so are the clinical outcomes associated with that triad, and we are unique in having all three.

Now this can get involved, I can tell you right now, but I’m trying to make this not overwhelmingly complicated. But the science here, relating to the genetic basis of our drug’s response really can be thought of as mediated through certain receptors, which are shown here, and I’ll talk about directly.

First, think about two anatomical structures, the sympathetic nerve here and the cardiac myocyte in your heart. Those are the two anatomical structures to which these receptors are attached. And there are two types. There’s the alpha-2C adrenergic receptors here and there are the beta-1 adrenergic receptors on the cardiac myocytes, and they’re not all the same.

What’s important to understand is that there has been an elaboration of the function of these different receptors and clinical outcomes attached, depending on which of these receptor types you have. Right now, it’s pretty clear that if you’re in possession of — so to say, of the beta-1 Arg 389 receptor, shown here, you can have either of these two receptors and you’ll have a very favorable outcome from a clinical point of view.

On the other hand, if you are in possession or have the Gly variant of this beta-1 receptor and you happen to have the deletion variant of this alpha-2C receptor — I told you it gets a little complicated. Then that is a particular combination in a patient in which our drug loses efficacy. It just doesn’t seem to have any effect. And if you don’t have any efficacy, probably the next thing you have is a bad outcome.

So it’s not necessarily a safety issue, but it is an issue where the drug seems to lose effect. And that’s what’s important to understand here. If you have the right genetic receptor type, you can achieve a very favorable outcome, and we’ve demonstrated that in clinical trials.

The BEST trial, B-E-S-T trial that I alluded to earlier, was a 2,700-plus patient trial, conducted solely in North America. And that’s important to understand and I’ll get to that in just a second as to why. And when we look at the clinical responses by endpoint, by genotype, what you see is a very, very robust and highly statistically significant event rate reduction, having to do with — this is intention to treat trial, but having to do with all-cause mortality, cardiovascular mortality, heart failure progression endpoint, which is, most likely, the one we’ll be approved on, hospitalizations, hospitalization reductions on a per-day basis.

And these genotypes were prospectively defined, in the DNA sub-study embedded into the large BEST trial. It’s important to understand, these genotypes were prospectively defined and the study was then conducted. They’re not retrospective analysis. And what you see here is a very robust signal here in almost half of the heart failure patients. And then in the unfavorable genotype, you see just a display of different outcomes and basically a loss of efficacy.

Now, there’s always the question, well, how does this compare to other beta blockers, and to tell you the truth, we don’t have any direct comparative data. There are none. So what I’m showing you are not head-to-head trials, and you just need to understand that. Nevertheless, there has to be some perspective on what do the data show. And what I want to do is provide you with sort of best foot forward for all the drugs, all the beta blockers, that are on the market today and indicated for heart failure. Metoprolol, carvedilol and ourselves, hopefully soon to be on the market.

Now, what I’ve done is divide these by geography, US clinical data for these drugs and their trials, and then worldwide, which predominantly means Europe or Eastern Europe. And the reason I’m doing this is because in the clinical trial sets and the data that come from these trials, at least as they were conducted some years ago, it’s very clear that there’s a difference in response between European patients and US patients, and it’s generally considered axiomatic that the patients from Europe have been less instrumented, less aggressively treated than the US patients and therefore have an ability to respond better to any drug therapy that’s employed, and that’s kind of what you see.

But when you look at bucindolol in sort of all comers, what you see is a data set that compares favorably to metoprolol or a carvedilol, at least on the data that are available. Now, it’s important to understand that when these drugs, metoprolol and carvedilol, which are terrific compounds, were going through the review process at FDA, this caused considerable consternation. That is, the agency saw a 5% increase in all-cause mortality with metoprolol in US patients, and of course that’s not exactly what you’re looking for. But when you compare that to metoprolol’s efficacy signal in rest of world, you see it’s very robust and considerably going in the right direction.

So this was a big conundrum at the agency, and the same thing more or less happened with carvedilol. In the four clinical trials that were done previously, only one had any kind of a signal that was statistically significant, so we didn’t meet their primary endpoints, yet all of these were approved.

The bottom line here is that with bucindolol in US patients with the very favorable genotype, you get a signal, you get a reduction in significant clinical endpoints here that compares favorably to any of these compounds that are available, to the extent we can compare them.

Now, okay, so the question is, who cares? Do the docs care about this? Is this important to anybody? And the answer is yes, and I’ll show you why, but it varies by who the doctor is and what kind of patients he or she treats. And I’m going to show you a short video clip in just a second, Dr. Bill Abraham at the Ohio State University, where Bill sees a lot of patients who are much more complicated. He’s at a tertiary care center, and he defines the need for a new entity fairly clearly.

(VIDEO PLAYS)

Like all of our treatments for heart failure, not all patients respond to beta blockade. In fact, whether it be an ace inhibitor, or a beta blocker, or cardiac resynchronization therapy, it appears that about one third of patients do not respond to our evidence based treatments.

Dick Brewer—ARCA Biopharma—President and CEO

So Dr. Abraham is concerned about his patients that he sees that don’t respond to anything that he’s using today, and the goes on, but we didn’t have time to elaborate in this clip, but is very interested in the ability to identify patients in advance who might benefit from Gencaro therapy. He’s definitely a proponent of personalized medicine.

Now, we’ve gone out and talked to hundreds of heart failure specialists, cardiologists. These are the folks that really influence what prescriptions are used for what drugs, and most recently we just completed a primary marketing research survey to assess as best we could the evidence of pure demand — in other words, what do those in more or less typical clinical practices, not necessarily the tertiary centers, what do they think about this offering? Do they care about it, are they interested?

And what you see here is these — this is an average of 60%. Docs say that on average 60% of their patients will be tested, will be tested, using the Gencaro genetic test to determine whether or not they might be good candidates for the drug, and this is in naive patients, patients who have not been treated with any beta blocker today.

In addition, as you might expect — and I was frankly a little bit surprised at the size of this number and its robustness. But, as you might expect, they also say that 60% of the patients they’ll test who aren’t doing very well, or who have been difficult to titrate. And I can tell you, this is pretty difficult. These drugs in general are fairly difficult to use and titrate up.

Now, I don’t want you to walk away thinking that we expect a 60% market share at peak. We don’t. As a matter of fact, we don’t need anywhere near that. We only need about 9% to make this a very strong offering. But the interest level on the part of the people who count, that is, the heart failure specialists, is very, very significant, based upon the idea of personalized medicine, the data that they’ve seen and the companion genetic test. They particularly value the improvement in the outcomes that I just showed you and the ability to predict in advance who might benefit.

LabCorp, as I mentioned, has done a great job. They’ve just filed their PMA. This test is easy to administer. It’s a buckle swab, or you could do a blood draw if you wanted to, but you take some cells out of one’s cheek, you put it in a tube, you send it off to LabCorp’s facility down in Los Angeles and 48 hours later you get a response back, either by telephone or fax or however you want to get it, and it will tell you what the genetic profile is of those particular patients

Now, I’m not sure yet if it’ll talk about beta-1 Arg-R’s and the combination technically, or if it’ll say very favorable, favorable or not favorable. It doesn’t really much matter. The doc will get, or the prescriber will get, a clearer understanding of who it is that might benefit from the drug or maybe who shouldn’t be on the drug, equally important.

The turnaround time, since this is not an emergent situation, generally, 48 hours is just fine. Nobody’s complaining about that, and the test promises to be relatively inexpensive, unlike some other genotype tests that are many thousands of dollars. We don’t control the pricing and LabCorp doesn’t like us talking about it, but it should be in the hundreds of dollars, not thousands of dollars, making it much easier on the reimbursement system.

So how big is this market? It’s gigantic. There are 6 million patients in the United States who are identified to have congestive heart failure, suffering from that chronically. There’s another half-million patients into the system every year identified, and when you think about the utility of beta blockade, which until 10 or 12 years ago was considered heretical, to use beta blockers in patients with heart failure, now the major societies, the American College of Cardiology, the American Heart Association, have guidelines that specifically say beta blockers should be prescribed to all patients with stable heart failure due to reduced left ventricular injection fraction, or who are otherwise not contraindicated.

That’s a very important endorsement, obviously, and provides us with I think a needed endorsement as we go forward. From a commercial strategy point of view, I mentioned that the cardiologists are key, but more importantly the heart failure specialist cardiologists are really the ones that influence what happens with new therapies in this particular market. We know that, we saw that at Scios when e introduced Natrecor. These are the same people, we know who they are. We know how they think, what they like, and we’re talking to them now.

So we intend to keep this asset ourselves in the United States. We intend to market this drug ourselves. The value to our shareholders by holding onto our asset and not partnering to us is enormous if we’re successful with this, versus having a partner in the US.

Outside of the US, it’s a different story, but in the US we don’t think we need a partner to successfully commercialize this drug. Because of the relatively small size of the subscribing audience, we’ll need approximately 125 reps, which we can hire fairly quickly once we get approval, and penetrate this market, at least in terms of seeing the physicians quickly.

We will be the only beta blocker on the market with the unique ability to interact with receptors and with a genetic test that will allow docs to identify in advance who might benefit, and that’s a big deal, and the physicians like the idea of it.

Now, in terms of exclusivity, we have Hatch-Waxman protection, statutory protection, through 2017, and we have filed patents that we expect to issue that will relate basically to the genetic label and the use of the drug, based upon genetic markers that could give us protection out to 2025, if those patents issue, and we think they will.

So the competitive environment, what’s it like? Well, a couple of companies, really good ones, came in and built this market and then left, and they left because their products basically went generic, not totally and completely, but for the most part. Now, that’s good news for us, because we can come into a very well established market, where BID dosing, and we have a BID dosing schedule, by the way, is the norm. Everybody’s happy with it, everybody’s used it for 10 years, and we have the opportunity now to go in and commercialize, market and sell our drug, basically unfettered by heavy competitors, because they’ve gone.

So our share of voice, if you will, is much, much higher than it would be if we had to deal with significant big pharma competitors, and that allows a small organization to be effective in this big market. So the promotion from everybody else is very limited, and we only have one other competitor that we’re watching very, very closely, which is why I went to the Forrest Labs presentation yesterday, and that’s nebivolol. Nebivolol is a new beta blocker, approved last year for hypertension. That’s a pretty gutsy thing to do, because beta blockers and hypertension aren’t exactly the thing that’s recommended first line these days.

Nevertheless, and this is good news, nebivolol is doing well in the marketplace. Their new prescription trend lines are robust, new prescribers coming in, prescribing the drug every week, according to the presentation yesterday, and that’s a good thing, because we feel like this is a relatively undifferentiated product and a highly undifferentiated market, and they’re doing well.

If we have something that’s highly differentiated in a big market, we ought to be able to do as well or better. Nevertheless, nebivolol plans, or Forest plans, to make its supplemental new drug application in heart failure sometime in the first half, so probably more, based upon what we know, at least, or what we think we know, closer to the middle of the year, and that means they could be a competitor sometime in the middle of next year. Now, even if they are, they have no genetic story to tell. It’s simply another competitor in the heart failure space, but it’s something that we’re watching very closely.

The other thing that I want to mention to you is that we are predicating our approval on one large Phase 3 trial. And if you talk to a lot of people, they’ll say, well, one trial, you should have two, and that’s an FDA requirement, and that’s not true. In addition, Forest is doing exactly the same thing. They’re predicating their submission on one relatively large ex-US-only clinical trial called SENIORS.

And they expect, based on their conversations with FDA, which must have been something similar to ours, to be successful in that effort.

Pricing and reimbursement in this market is complicated, and it is because a lot of these products have gone generic, and that’s a pricing challenge for us. We know that. We’ve known it for the two years that I’ve been associated with this company, and we have been focusing on it aggressively to understand exactly how to march through this complication and to get our product covered.

Most of the patients recovered under a Part D. However, the vast majority of these patients, who are Medicare eligible, are also — they also have supplemental insurance, which covers the majority of their copay. So we’ll be on tier three or tier two, with a fairly large copay, but these patients have supplemental insurance, the vast majority, and we’ll reduce that copay significantly.

The current brands are $2.50 to $4. We expect with intelligent pricing to be on formularies and don’t think well have a problem. The test, the genetic test, will be covered under Medicare Part B.

So, in terms of the approval process and integrating all these together, we filed the new drug application with FDA. The clinical sites are being inspected right now. It’s always hard to figure out exactly how to talk about where you are with the agency, but they are moving very deliberately with this approval.

And, according to FDA, they expect to reach 90% of their PDUFA dates on time and its’ our job to make sure that happens. LabCorp submitted. Here’s where we are today. The PDUFA date on the 31st and the commercial launch late this year, and again, just to recap, we think we will be complete with our merger shortly and be able to launch the drug in the second half of this year.

So, to sum up and finish, we are in the news. Everybody’s interested in this. Personalized medicine is something the FDA has an initial in. We believe we’ll be successful and we certainly do not have some sort of gale force wind in our face at the regulatory end of things. So thank you very much for your attention, appreciate it very much.

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About Nuvelo

Nuvelo, Inc. is dedicated to improving the lives of patients through the discovery, development and commercialization of novel drugs for acute cardiovascular disease, cancer and other debilitating medical conditions. Nuvelo’s development pipeline includes NU172, a direct thrombin inhibitor which has completed Phase 1 development for use as a potential short-acting anticoagulant during medical or surgical procedures; and NU206, a Wnt pathway modulator in Phase 1 development for the potential treatment of chemotherapy/radiation therapy-induced mucositis and inflammatory bowel disease. In addition, Nuvelo is pursuing research programs in leukemia and lymphoma therapeutic antibodies and Wnt signaling pathway therapeutics to further expand its pipeline and create additional partnering and licensing opportunities.

Information about Nuvelo is available at our website at http://www.nuvelo.com or by phoning 650-517-8000.

About ARCA biopharma

ARCA biopharma, Inc. is a privately held company focused on developing and commercializing genetically targeted therapies for heart failure and other cardiovascular diseases. The Company’s lead product candidate, Gencaro™ (bucindolol hydrochloride), is an investigational pharmacologically unique beta-blocker and mild vasodilator being developed for heart failure and other indications. ARCA has identified common genetic variations that predict individual patient response to Gencaro. The companion genetic test for Gencaro is in development by ARCA’s partner, Laboratory Corporation of America. For more information please visit www.arcabiopharma.com.

Forward-looking statements

This transcript contains “forward-looking statements” which include, without limitation, statements regarding the completion of the proposed merger transaction between Nuvelo, Inc., ARCA biopharma, Inc. and Dawn Acquisition Sub, Inc. the proposed merger’s anticipated benefits, timing, progress and anticipated completion of the companies’ clinical stage and research programs, the timing of regulatory approval, the potential benefits that patients may experience from the use of the companies’ clinical stage compounds, and the cash position of the companies following the merger, which statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements are based on the companies’ managements’ current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, failure to complete the proposed merger in a timely fashion, the risk that Nuvelo’s and ARCA’s business operations will not be integrated successfully; the companies’ inabilities to further identify, develop and achieve commercial success for products and technologies; the risk that the companies’ financial resources will be insufficient to meet their business objectives; uncertainties relating to drug discovery and the regulatory approval process; clinical development processes; enrollment rates for patients in the companies’ clinical trials; changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements; and the impact of competitive products and technological changes. These and other factors are identified and described in more detail in Nuvelo’s filings with the SEC, including without limitation Nuvelo’s quarterly report on Form

10-Q for the quarter ended September 30, 2008 and subsequent filings. Nuvelo and ARCA disclaim any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

Nuvelo has filed a registration statement on Form S-4, and a related proxy statement/prospectus/consent solicitation, in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus/consent solicitation. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Nuvelo Investor Relations at the email address: ir@nuvelo.com or by phone at 650-517-8000.

In addition to the registration statement and related proxy statement/prospectus/consent solicitation, Nuvelo files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Nuvelo, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Nuvelo, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at SEC’s website at www.sec.gov, and from Investor Relations at Nuvelo as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Nuvelo, ARCA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Nuvelo in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus/consent solicitation described above. Additional information regarding the directors and executive officers of Nuvelo is also included in Nuvelo’s proxy statement for its 2008 Annual Meeting of Stockholders which was filed with the SEC on April 23, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 12, 2008. These documents are available as described above.